Filed by AMB Property, L.P. and AMB Property Corporation
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: ProLogis
Registration Statement #333-173891

AMB PROPERTY, L.P. ANNOUNCES INTERIM RESULTS OF EXCHANGE OFFERS
SAN FRANCISCO and DENVER, May 17, 2011 — AMB Property Corporation (NYSE: AMB, “AMB”) and ProLogis (NYSE: PLD) today announced interim results from the offers to exchange all outstanding notes of the series described in the table below issued by ProLogis (the “ProLogis Notes”) for corresponding series of notes to be issued by AMB’s operating partnership, AMB Property, L.P. (“AMB LP”) and guaranteed by AMB (the “AMB LP Notes”). As of 5:00 p.m., New York City time, on May 16, 2011 (the “Early Consent Date”), and as indicated in the table below, approximately $4.37 billion aggregate principal amount of ProLogis Notes had been validly tendered for exchange (and not validly withdrawn), such that the requisite consents for the applicable series of ProLogis Notes have been received (such consents may not be revoked after the Early Consent Date by the terms and conditions of the exchange offers and consent solicitations as described in the corresponding prospectus). In light of having received the requisite consents, the proposed amendments to the ProLogis indenture (such indenture, as amended and supplemented, the “ProLogis Indenture”) governing the ProLogis Notes (the “Proposed Amendments”) will be adopted, assuming all other conditions of the exchange offers and consent solicitations are satisfied or waived, as applicable. The following table shows the principal amount of each such series tendered by the Early Consent Date.

		CUSIP No.		Percent of
		of the ProLogis	Outstanding	Aggregate
Aggregate	Series of ProLogis Non-Convertible	Non-	Principal Amount	Principal Amount
Principal	Notes Issued by	Convertible	Tendered as of the	Tendered as of the
Amount	ProLogis to be Exchanged	Notes	Early Consent Date	Early Consent Date
$58,935,000	5.500% Notes due April 1, 2012	743410 AK8	$48,810,000	82.82%
$61,443,000	5.500% Notes due March 1, 2013	743410 AE2	$58,642,000	95.44%
$350,000,000	7.625% Notes due August 15, 2014	743410 AU6	$325,454,000	92.99%
$48,226,750	7.810% Notes due February 1, 2015	81413WAA8	$31,667,000	65.66%
$5,511,625	9.340% Notes due March 1, 2015	814138 AB9	$4,338,000	78.71%
$155,320,000	5.625% Notes due November 15, 2015	743410 AJ1	$137,265,000	88.38%
$197,758,000	5.750% Notes due April 1, 2016	743410 AL6	$165,515,000	83.70%
$36,402,700	8.650% Notes due May 15, 2016	814138 AJ2	$34,042,000	93.52%
$182,104,000	5.625% Notes due November 15, 2016	743410 AN2	$167,914,000	92.21%
$300,000,000	6.250% Notes due March 15, 2017	743410 AX0	$279,840,000	93.28%
$100,000,000	7.625% Notes due July 1, 2017	814138 AK9	$96,182,000	96.18%
$600,000,000	6.625% Notes due May 15, 2018	743410 AT9	$584,829,000	97.47%
$396,641,000	7.375% Notes due October 30, 2019	743410 AV4	$386,356,000	97.41%
$561,049,000	6.875% Notes due March 15, 2020	743410 AW2	$539,929,000	96.24%

				Percent of
		CUSIP No.	Outstanding	Aggregate
Aggregate	Series of ProLogis Convertible Notes	of the ProLogis	Principal Amount	Principal Amount
Principal	Issued by	Convertible	Tendered as of the	Tendered as of the
Amount	ProLogis to be Exchanged	Notes	Early Consent Date	Early Consent Date
$460,000,000	3.250% Convertible Senior Notes due 2015	743410 AY8	$451,151,000	98.08%
$592,980,000	2.250% Convertible Senior Notes due 2037	743410 AP7	$548,674,000	92.53%
		743410 AQ5
$141,635,000	1.875% Convertible Senior Notes due 2037	743410 AR3	$140,987,000	99.54%
$386,250,000	2.625% Convertible Senior Notes due 2038	743410 AS1	$364,249,000	94.30%

The exchange offers and the solicitation of consents are being made under terms and subject to the conditions set forth in the prospectus filed by AMB and AMB LP with the Securities and Exchange Commission (the “SEC”) and a related letter of transmittal and consent that contains a more complete description of the terms and conditions of the exchange offers and the solicitation of consents.
A holder who validly tenders its ProLogis Notes for exchange will be deemed to have delivered its consent to the Proposed Amendments. Tenders of ProLogis Notes may be withdrawn any time prior to 9:00 a.m., New York City time, on June 3, 2011, unless extended by AMB LP (the “Expiration Date”). Consents to the Proposed Amendments delivered prior to the Early Consent Date may not be revoked after the Early Consent Date. Consents to the Proposed Amendments delivered after the Early Consent Date and before the Expiration Date may be revoked any time prior to the Expiration Date. Tenders of ProLogis Notes may not be validly withdrawn after the Expiration Date, unless AMB LP otherwise is required by law to permit withdrawal.
A holder who does not validly tender its ProLogis Notes for exchange, or whose notes are not accepted for exchange, will remain a holder of such ProLogis Notes. If the Proposed Amendments to the ProLogis Indenture are adopted, all such ProLogis Notes will be governed by the ProLogis Indenture as amended by the Proposed Amendments, which will have less restrictive terms and afford reduced protections to the holders of such securities compared to those currently in the ProLogis Indenture.
AMB LP’s obligations to complete the exchange offers and the solicitation of consents are conditioned upon, among other things, completion of the merger of equals, listing of AMB LP’s existing 6.750% Notes due 2011 on the New York Stock Exchange and receipt of valid consents sufficient to effect the Proposed Amendments. The merger and related transactions and listing of AMB LP’s existing 6.750% Notes due 2011 on the New York Stock Exchange are not conditioned upon the commencement or completion of the exchange offers or the solicitation of consents.
Citi and RBS are serving as the dealer managers and solicitation agents and Global Bondholder Services Corporation is serving as exchange agent and information agent for the exchange offers and the solicitation of consents. Questions regarding the exchange offers and the solicitation of consents may be directed to Citigroup Global Markets Inc., Liability Management Group, 390 Greenwich Street, 1st floor, New York, NY 10013, or by telephone at (800) 558-3745 or to RBS Securities Inc., Liability Management Group, 600 Washington Boulevard, Stamford, CT 06901, or by telephone at (877) 297-9832. Requests for documents may be directed to Global Bondholder Services Corporation, Attn: Corporate Actions, 65 Broadway, Suite 723, New York, NY 10006, or by telephone for banks and brokers collect at (212) 430-3774, all others toll-free at (866) 470-3700.
This press release shall not constitute an offer to sell or the solicitation of an offer to buy the securities described herein, nor shall there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The exchange offers and solicitation of consents are being made only by means of a prospectus that is part of a registration statement.
About AMB
AMB Property Corporation® is a leading owner, operator and developer of industrial real estate, focused on major hub and gateway distribution markets in the Americas, Europe and Asia. As of March 31, 2011, AMB owned, or had investments in, on a consolidated basis or through unconsolidated joint ventures, properties and development projects expected to total approximately 161 million square feet (15 million square meters) in 49 markets within 15 countries. AMB invests in properties located predominantly in the infill submarkets of its targeted markets. The company’s portfolio is comprised of High Throughput Distribution® facilities—industrial properties built for speed and located near airports, seaports and ground transportation systems.

About ProLogis
ProLogis is the leading global provider of distribution facilities, with more than 435 million square feet of industrial space owned and managed (40 million square meters) in markets across North America, Europe and Asia. The company leases its industrial facilities to more than 3,800 customers, including manufacturers, retailers, transportation companies, third-party logistics providers and other enterprises with large-scale distribution needs. For additional information about the company, go to www.prologis.com.
Additional Information about the Exchange Offers and Where to Find It
As noted above, in connection with the exchange offers, AMB and AMB LP have filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that includes a prospectus of AMB and AMB LP (File No. 333-173891). HOLDERS OF PROLOGIS NOTES ARE URGED TO READ THE PROSPECTUS AND OTHER RELEVANT DOCUMENTS BECAUSE THEY CONTAIN IMPORTANT INFORMATION. You may obtain a free copy of the prospectus and other relevant documents filed by AMB and AMB LP, including the prospectus, at the SEC’s website at www.sec.gov. Copies of the documents filed by AMB and AMB LP with the SEC are available free of charge on AMB’s website at www.amb.com or by contacting AMB Investor Relations at +1-415-394-9000.
Cautionary Statement Regarding Forward-Looking Statements
In addition to historical information, this document contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. These forward-looking statements are based on current expectations, estimates and beliefs. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” variations of such words and similar expressions are intended to identify such forward-looking statements, which generally are not historical in nature. Such forward-looking statements include, but are not limited to, statements relating to the terms and timing of the exchange offers and the solicitation of consents. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to predict. Although we believe the expectations reflected in any forward-looking statements are based on reasonable assumptions, we can give no assurance that our expectations will be attained and therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. Some of the factors that may affect outcomes and results include, but are not limited to: (i) national, international, regional and local economic climates, (ii) changes in financial markets, interest rates and foreign currency exchange rates, (iii) risks associated with the ability to consummate the merger and the timing of the closing of the merger, and (iv) those additional risks and factors discussed in reports filed with the Securities and Exchange Commission (“SEC”) by AMB and ProLogis from time to time, including those discussed under the heading “Risk Factors” in their respective most recently filed reports on Form 10-K and 10-Q. Neither AMB nor ProLogis undertakes any duty to update any forward-looking statements appearing in this document.